November 7, 2018

Greg Bell
Chief Executive Officer
B2Digital, Incorporated
4522 West Village Drive
Suite 215
Tampa, FL 33624


        Re: B2Digital, Incorporated
            Amendment No. 2 to
            Offering Statement on Form 1-A
            Filed October 24, 2018
            File No. 024-10888

Dear Mr. Bell:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2018 letter.

Form 1-A/A Filed October 24, 2018

Exhibits, page iii

1. Please include the consent of your independent registered public accounting firm with your next amendment. See Part III Item 17(11) of Form 1-A.
       You may contact Theresa Brillant at 202-551-3307 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please
 Greg Bell
B2Digital, Incorporated
November 7, 2018
Page 2

contact Susan Block at 202-551-3210 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.



FirstName LastNameGreg Bell                              Sincerely,
Comapany NameB2Digital, Incorporated
                                                         Division of
Corporation Finance
November 7, 2018 Page 2                                  Office of
Transportation and Leisure
FirstName LastName